Exhibit 99.3

Supplemental Risk Factors

We are subject to a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (“DOJ”), a consent (the “Consent”) with the U.S. Securities and Exchange Commission (“SEC”), and a settlement agreement with the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”). The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant.

VimpelCom has reached resolutions through agreements with the DOJ, the SEC and the OM relating to the previously disclosed investigations under the FCPA and relevant Dutch laws pertaining to our business in Uzbekistan and prior dealings with Takilant Ltd. For more information regarding these resolutions, please see Note 24 to our audited consolidated financial statements included as Exhibit 99.1 to this Registration Statement.

On February 18, 2016, the U.S. District Court for the Southern District of New York (the “District Court”) approved the DPA between VimpelCom Ltd. and the DOJ and the guilty plea of Unitel LLC. On February 22, 2016, the District Court issued a final judgment approving VimpelCom’s Consent in the SEC investigation. Under the DPA and the Consent, VimpelCom agreed to appoint an independent compliance monitor (the “monitor”). Pursuant to the DPA and the Consent, the monitorship will continue for a period of three years, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC. The monitor will assess and monitor VimpelCom’s compliance with the terms of the DPA and the Consent by evaluating factors such as VimpelCom’s corporate compliance program, internal accounting controls, recordkeeping and financial reporting policies and procedures. The monitor may recommend changes to our policies, procedures, and internal accounting controls that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ and the SEC may or may not accept.

Under the DPA and pursuant to the Consent, VimpelCom also represented that it has implemented and agreed that it will continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anticorruption laws throughout its operations. Further, VimpelCom represented that it has undertaken and will continue to undertake a review of its existing internal accounting controls, policies, and procedures regarding compliance with the FCPA and other applicable anticorruption laws. As noted above, these obligations will be reviewed and tested by the monitor appointed under the DPA and the Consent. Due to the complexity of the markets in which VimpelCom operates, compliance with these obligations may occupy a significant portion of management’s time.

In connection with the company’s entry into the DPA, the Consent and the settlement agreement with the OM (the “Dutch Settlement Agreement”), the company was required to pay an aggregate of US$795 million in fines and disgorgement to U.S. and Dutch authorities. Additionally, the company has incurred significant costs in connection with its retention of legal counsel and other vendors/advisors and the internal investigation undertaken in connection with these matters. The company currently cannot estimate the additional costs that it is likely to incur in connection with compliance with the DPA, the Consent and the Dutch Settlement Agreement, including the ongoing obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship, and the costs of implementing the changes, if any, to its policies and procedures required by the monitor. However, such costs could be significant.

If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Under the DPA, the DOJ will defer criminal prosecution of VimpelCom for the three-year term of the DPA. If the DOJ determines that VimpelCom has violated the DPA (including the monitoring provisions described in the preceding risk factor), the DOJ may in its sole discretion commence prosecution or extend the term of the DPA for up to one year. If VimpelCom remains in compliance with the DPA through its term, the charges against VimpelCom will be dismissed with prejudice after the conclusion of the DPA.

Failure to comply with the terms of the DPA could result in criminal prosecution by the DOJ, including (but not limited to) for the charged conspiracy to violate the anti-bribery and the books and records provisions of the FCPA and violation of the internal controls provisions of the FCPA that were included in the information that was filed in connection with the DPA. Under such circumstance, the DOJ would be permitted to rely upon the admissions we made in the DPA and would benefit from our waiver of certain procedural and evidentiary defenses.

Pursuant to the Consent, VimpelCom is permanently enjoined from committing or aiding and abetting any future violations of the anti-fraud, corrupt payments, books and records, reporting and internal control provisions of the federal securities laws and related SEC rules. Failure to comply with this injunction could result in the imposition of civil or criminal penalties, a new SEC enforcement action or both.

Any criminal prosecution by the DOJ as a result of a breach of the DPA or civil or criminal penalties imposed as a result of noncompliance with the Consent could subject us to penalties and other costs and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.

We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM. For example, none of the DPA, the Consent or the Dutch Settlement Agreement prevents these authorities from carrying out certain additional investigations with respect to the facts not covered in the agreements or in other jurisdictions, or prevents authorities in other jurisdictions from carrying out investigations into, or taking actions with respect to the issuance or renewal of our licenses (for example, in Uzbekistan) or otherwise in relation to, these or other matters. Furthermore, the Norwegian Government has stated that it plans to hold parliamentary hearings concerning the investigations. Similarly, the agreements do not foreclose potential third party or additional shareholder litigation related to these matters. For example, since the announcement of our US$900 million provision in the third quarter of 2015, two class action lawsuits have been filed against VimpelCom in relation to our prior disclosure regarding the investigations by the DOJ, SEC and OM. We may incur significant costs in connection with these or future lawsuits. Any collateral investigations, litigation or other government or third party actions resulting from these matters could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, ongoing media and governmental interest in the investigations, settlements and lawsuits and any announced investigations and/or arrests of our former executive officers could impact the perception of us and result in reputational harm to our company.